82-3470

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone: 91 33 2889371
Fax: 91 33 2882259/2260/1256

24th October, 2002

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

The Executive Director
The Delhi Stock Exchange
Association Ltd.
DSE House
3/1, Asaf Ali Road
New Delhi 110 002

Manager Listing
Bangalore Stock
Exchange Ltd.
Stock Exchange Towers
51, 1st Cross, J. C. Road
Bangalore 560 027

The Executive Director
Madras Stock Exchange Ltd.
Exchange Building
11, Second Line Beach
Chennai 600 001

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Hyderabad Stock
Exchange Ltd.
3-6-275, Himayatnagar
Hyderabad 500 029

The Executive Director
The Stock Exchange, Ahmedabad
Kamdhenu Complex
Panjarapole
Ahmedabad 380 015

The Secretary
Cochin Stock Exchange Ltd.
MES Buildings, Dr.P.K.Abdul Gafoor
Memorial Cultural Complex
36/1565, 4th floor, Judges Avenue
Kaloor
Cochin 682 017

The Secretary
Pune Stock Exchange Ltd.
'Shivleela Chambers'
752, Sadashiv Peth
R. B. Kumthekar Marg
Pune 411 030

The Secretary
The Uttar Pradesh Stock
Exchange Association Ltd.
Padam Towers
14/113, Civil Lines
Kanpur 208 001

The Secretary
The National Stock Exchange of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Dear Sirs,

Board of Directors

In terms of the Listing Agreement, this is to advise that IFCI Limited, has withdrawn its nominee, Mr. M. V. Muthu, from the Board of Directors of the Company (the 'Board'). The Board at its meeting held on 24th October, 2002 has noted the same.

Kindly amend your records accordingly.

dlw 11/18

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

02 OCT 31 AM 8:36

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone: 91 33 2889371
Fax: 91 33 2882259/2260/1256

24th October, 2002

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

The Executive Director
The Delhi Stock Exchange
Association Ltd.
DSE House
3/1, Asaf Ali Road
New Delhi 110 002

Manager Listing
Bangalore Stock Exchange Ltd.
Stock Exchange Towers
51, 1st Cross, J. C. Road
Bangalore 560 027

The Executive Director
Madras Stock Exchange Ltd.
Exchange Building
11, Second Line Beach
Chennai 600 001

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Hyderabad Stock Exchange Ltd.
3-6-275, Himayatnagar
Hyderabad 500 029

The Executive Director
The Stock Exchange, Ahmedabad
Kamdhenu Complex
Panjarapole
Ahmedabad 380 015

The Secretary
Cochin Stock Exchange Ltd.
MES Buildings, Dr.P.K.Abdul Gafoor
Memorial Cultural Complex
36/1565, 4th floor, Judges Avenue
Kaloor
Cochin 682 017

The Secretary
Pune Stock Exchange Ltd.
'Shivleela Chambers'
752, Sadashiv Peth
R. B. Kumthekar Marg
Pune 411 030

The Secretary
The Uttar Pradesh Stock
Exchange Association Ltd.
Padam Towers
14/113, Civil Lines
Kanpur 208 001

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Dear Sirs,

Unaudited Financial Results (Provisional) for the Quarter and Half-Year ended 30th September, 2002

Further to our letter dated 24th October, 2002, on the subject, we enclose a copy of the Press Release issued by the Company in this regard.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

Encl. as above.

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited
Corporate Communications
37 J. L. Nehru Road, Kolkata 700 071

PRESS ANNOUNCEMENT

To :

From : S.H. Venkatramani
Head – Corporate Communications

ITC Q2 : Underlying Pre-tax profit up 17.2 %

ITC's Gross Turnover for the Quarter ended 30th September, 2002 grew by 15.7% to Rs.2779 crores on the back of all-round growth in all its business segments, with significant increase in agri exports and paperboards. Underlying Pre-tax profit for Q2 registered an impressive 17.2% growth to touch Rs.546.98 crores, while underlying Post-tax profit grew by 14.1% to Rs.362.52 crores. Earnings Per Share for the Quarter was Rs. 15.37.

FMCG

The domestic Cigarette industry continued to be impacted by burgeoning State level taxes. The Company leveraged its leadership position in the industry to record a revenue growth of 9.7% during the Quarter on the back of volume growth and better product mix. In line with its objective of providing world class products to the Indian consumer, the Company launched 'Gold Flake Cool Mist', a new variant of its premium brand, and extended the premium bevelled edge packaging format to 'Classic Milds' and 'Classic Ultra Milds' in select markets.

The Lifestyle Retailing business further scaled up operations by adding three more exclusive 'Wills Lifestyle' stores during the Quarter. Consequently, the international quality 'Wills Sport' range is now available in 48 stores across 39 cities in India.

The Greeting cards business continued to make progress with market share touching 10%. The Company launched the vernacular range of cards ('Expressions Matrubhasha') in eight languages and extended coverage of its paper-based products ('Expressions Paperkraft').

Following the introduction of the category-creating Gourmet products from the premium 'Kitchens of India' stable, the Branded Packaged Foods business is rapidly expanding its range of offers across categories. In the branded 'atta' segment, the 'Aashirvaad' range was rolled out progressively to 11 cities. The 'Aashirvaad' range now includes 'Aashirvaad Select', a premium variant for the discerning consumer. In the

confectionery segment, 'Mint-o', has been extremely well received by consumers in 21 markets and is garnering impressive market share in an expanding market. The Company made an entry into the hard-boiled confectionery segment with the launch of 'Candyman' in two unique flavours in August 2002. Product development is under way to further expand the Company's range of value-added products across segments.

During the Quarter, the Company also commenced marketing Safety Matches sourced from the small scale sector.

Almost all of ITC's new initiatives in the FMCG sector are modelled on outsourcing production from Small and Medium Enterprises. The Company aims to enhance the competitiveness of the small and medium scale sectors through its complementary marketing strengths, especially the breadth and depth of the Company's trade marketing and distribution.

Hotels
Early signs of recovery in September 2002, post the withdrawal of negative travel advisories by various national governments, augur well for the industry. This recovery is expected to accelerate with wider availability of travel insurance covers for inbound travellers.

'ITC Sonar Bangla' at Kolkata is fast nearing completion. Construction of the Company's hotel at Upper Worli, Mumbai is progressing on schedule.

Paperboards, Paper and Packaging
While the overall segment revenue grew by 13%, sales of value-added paperboards grew by 36% during the Quarter. Consequently, the share of value-added paperboards in net sales increased to 43% during the half year (35% in the same period previous year). Operating profits from paperboards grew by 19% during the Quarter. The new pulp mill has already undergone successful trial runs. Commercial operations are expected to commence shortly. Besides supporting competitiveness in terms of input cost, the pulp mill will enhance capability for manufacture of a wider range of value-added products.

Agri Business
The Company continued to leverage the opportunity in non-basmati rice. Total agri commodity exports touched Rs. 300 crores during the Quarter (Rs.131 crores same period last year). The 'e-Choupal' initiative was further ramped up to 1200 installations covering 6500 villages. The 'e-Choupal' infrastructure is being extended to support efficient sourcing of wheat for the Branded Packaged Foods business.

The Board of Directors approved the enclosed results for the Quarter ended 30th September, 2002 at its meeting held on 24th October, 2002.

October 24, 2002

Shivakumar [signature]

02 OCT 31 AM 8:36

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone: 91 33 2889371
Fax: 91 33 2882259/2260/1256

24th October, 2002

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

The Executive Director
The Delhi Stock Exchange
Association Ltd.
DSE House
3/1, Asaf Ali Road
New Delhi 110 002

Manager Listing
Bangalore Stock Exchange Ltd.
Stock Exchange Towers
51, 1st Cross, J. C. Road
Bangalore 560 027

The Executive Director
Madras Stock Exchange Ltd.
Exchange Building
11, Second Line Beach
Chennai 600 001

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Hyderabad Stock Exchange Ltd.
3-6-275, Himayatnagar
Hyderabad 500 029

The Executive Director
The Stock Exchange, Ahmedabad
Kamdhenu Complex
Panjarapole
Ahmedabad 380 015

The Secretary
Cochin Stock Exchange Ltd.
MES Buildings, Dr.P.K.Abdul Gafoor
Memorial Cultural Complex
36/1565, 4th floor, Judges Avenue
Kaloor
Cochin 682 017

The Secretary
Pune Stock Exchange Ltd.
'Shivleela Chambers'
752, Sadashiv Peth
R. B. Kumthekar Marg
Pune 411 030

The Secretary
The Uttar Pradesh Stock
Exchange Association Ltd.
Padam Towers
14/113, Civil Lines
Kanpur 208 001

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Dear Sirs,

Unaudited Financial Results (Provisional) for the Quarter and Half-Year ended 30th September, 2002

In terms of Clause 41 of the Listing Agreement, we enclose the Unaudited Financial Results (Provisional) of the Company, alongwith a statement providing details of Segmentwise Revenue, Results and Capital Employed, for the Quarter and Half-Year ended 30th September, 2002, approved at the meeting of the Board of Directors of the Company held on 24th October, 2002.

A copy of the 'Limited Review' Report of the Auditors of the Company in respect of half year ended 30th September, 2002, is also enclosed.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

Encl. as above.

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC LIMITED

Unaudited Financial Results (Provisional)

for the Quarter and Half Year ended 30th September, 2002

(Rs. in Crores)

		Quarter Ended 30.09.02	Quarter Ended 30.09.01	Half Year Ended 30.09.02	Half Year Ended 30.09.01	Twelve months Ended 31.3.2002
GROSS INCOME		2827.84	2461.91	5575.62	4833.57	9982.44
NET SALES TURNOVER	[1]	1470.30	1206.72	2878.32	2366.34	5059.23
OTHER INCOME	[2]	49.31	60.41	75.28	80.73	142.35
NET INCOME (1 + 2)		1519.61	1267.13	2953.60	2447.07	5201.58
Less:						
TOTAL EXPENDITURE	[3]	898.02	702.91	1737.59	1351.93	3155.96
a) (Increase) / decrease in stock-in-trade		40.62	(57.06)	(16.94)	(75.08)	(98.47
b) Consumption of raw materials, etc.		517.74	457.27	1107.84	867.57	1988.89
c) Staff cost		86.32	68.31	167.89	137.89	311.05
d) Other expenditure		253.34	234.39	478.80	421.55	954.49
INTEREST (Net)	[4]	8.43	17.45	16.98	39.12	66.91
DEPRECIATION	[5]	58.63	48.16	111.96	96.61	198.45
PROFIT BEFORE TAX (1+2-3-4-5)	[6]	554.53	498.61	1087.07	959.41	1780.26
Less:						
PROVISION FOR TAXATION	[7]	174.03	159.33	362.65	321.69	590.54
NET PROFIT (6-7)	[8]	380.50	339.28	724.42	637.72	1189.72
PAID UP EQUITY SHARE CAPITAL (Ordinary shares of Rs. 10 each)	[9]	247.51	247.51	247.51	247.51	247.51
RESERVES EXCLUDING REVALUATION RESERVES	[10]	-	-	-	-	4103.97
EARNINGS PER SHARE (Basic & Diluted) (Rs.)	[11]	15.37	13.71	29.27	25.77	48.07
AGGREGATE OF NON PROMOTER SHAREHOLDING	[12]					
- NUMBER OF SHARES		247511886	247511886	247511886	247511886	247511886
- PERCENTAGE OF SHAREHOLDING		100	100	100	100	100

Notes:

(i) The above results were approved at the meeting of the Board of Directors of the Company held on 24th October, 2002.

(ii) The underlying growth in profits for the reported periods is as follows :

	Quarter Ended 30.09.02	Half Year Ended 30.09.02
Profit Before Tax	17.19%	16.38%
Profit After Tax	14.14%	14.67%

The underlying growth rates have been computed after adjusting for the following in the respective quarters :

Quarter ended 30.09.01 : Interest income of Rs. 31.86 crores in respect of Income Tax refunds.

Quarter ended 30.09.02 : (a) Interest income of Rs. 7.55 crores in respect of Income Tax refunds.
(b) Income Tax credit in respect of earlier years of Rs. 13.07 crores.

(iii) Figures for the previous year have been restated wherever necessary to incorporate the impact of the amalgamation of the erstwhile ITC Bhadrachalam Paperboards Limited with the Company effective 01.04.2001.

(iv) Surya Nepal (Pvt.) Ltd. (formerly Surya Tobacco Co. (Pvt.) Ltd.) which is primarily in the business of manufacturing and marketing of cigarettes, became a subsidiary of the Company effective 20.08.2002 consequent to the Company increasing its shareholding from 49% to 59%.

(v) The above is as per Stock Exchange Regulations and does not take into account the excise issues disputed by the Company.

ITC LIMITED

Segment-wise Revenue, Results and Capital Employed for the Quarter and Half Year Ended 30th September, 2002

(Rs. in Crores)

	3 months ended 30.09.2002	3 months ended 30.09.2001	Half Year ended 30.09.2002	Half Year ended 30.09.2001	12 months ended 31.03.2002
1. Segment Revenue					
a) FMCG - Cigarettes	2207.69	2013.28	4412.54	4015.00	8020.92
- Others	16.20	5.20	26.72	7.48	22.06
Total FMCG	2223.89	2018.48	4439.26	4022.48	8042.98
b) Hotels	40.34	35.65	81.45	73.58	162.38
c) Agri Business	463.27	203.13	895.99	391.44	1147.78
d) Paperboards, Paper & Packaging	295.93	262.58	569.43	508.15	1031.01
Total	3023.43	2519.84	5986.13	4995.65	10384.15
Less : Inter-segment revenue	244.90	118.34	485.79	242.81	544.06
Gross sales / Income from operations	2778.53	2401.50	5500.34	4752.84	9840.09
2. Segment Results					
a) FMCG - Cigarettes	490.66	429.56	988.01	891.76	1693.11
- Others	(27.29)	(15.08)	(47.74)	(30.62)	(73.44)
Total FMCG	463.37	414.48	940.27	861.14	1619.67
b) Hotels	(0.32)	(3.45)	(0.28)	(2.75)	(0.50)
c) Agri Business	43.88	1.67	79.94	5.81	10.97
d) Paperboards, Paper & Packaging	58.47	48.80	105.00	79.77	162.17
Total	565.40	461.50	1124.93	943.97	1792.31
Less : i) Interest (Net)	8.43	17.45	16.98	39.12	66.91
ii) Other un-allocable expenditure net of un-allocable income	2.44	(54.56)	20.88	(54.56)	(54.86)
Total Profit Before Tax	554.53	498.61	1087.07	959.41	1780.26
3. Capital Employed					
a) FMCG - Cigarettes *			1516.12	1376.64	1634.65
- Others			66.64	27.80	58.00
Total FMCG			1582.76	1404.44	1692.65
b) Hotels			870.18	710.17	782.40
c) Agri Business			361.33	360.48	412.75
d) Paperboards, Paper & Packaging			1265.27	1094.65	1192.49
Total Segment Capital Employed			4079.54	3569.74	4080.29

* Before considering provision of Rs. 811 Crores (30.09.2001 - Rs. 523 Crores) in respect of disputed State taxes, the levy/collection of which has been stayed.

Notes

(1) The Company's corporate strategy aims at creating multiple drivers of growth anchored on its core competencies.The Company is currently focused on four business groups : FMCG, Hotels, Paperboards, Paper & Packaging, and Agri Business. The Company's organisational structure and governance processes are designed to support effective management of multiple businesses while retaining focus on each one of them.

(2) The business groups comprise the following :

FMCG : Cigarettes	- Cigarettes & Smoking mixtures.
: Others	- Branded Garments, Greeting Cards & Gifts, Packaged Foods and Matches sourced from the small scale sector.
Hotels	- Hoteliering.
Paperboards, Paper & Packaging	- Paperboards, Paper including Speciality Paper and Packaging.
Agri Business	- Agri commodities such as rice, soya, wheat, coffee and leaf tobacco.

(3) Branded Garments, Greeting Cards & Gifts, Packaged Foods and Matches constitute new business activities. Accordingly segment results largely reflect start up and business development costs.

(4) In its Hotels business, the Company has been engaged in implementing its strategic investment plans to complete the ITC Welcomgroup chain. Capital employed of Rs. 870 Crores (30.09.2001 - Rs. 710 Crores) includes Rs. 764 Crores (30.09.2001 - Rs. 611 Crores) relating to the recently opened hotels, namely ITC One at the ITC Maurya Sheraton in New Delhi and ITC Grand Maratha in Mumbai, as well as capital work in progress in respect of hotels under construction.

The segment results reflect the gestation cost of the newly opened hotels, the impact of the global slump in international travel, the adverse effect of travel advisories and the holding cost in respect of Searock Sheraton which has been the subject matter of a prolonged legal dispute.

The segment results for the quarter and half year ended 30.09.2002 is net of a one time charge of Rs. 0.84 crore relating to an earlier period in respect of property taxes.

(5) The Company's Agri Business markets agri commodities in the domestic and export markets; supplies agri raw materials to the Branded Packaged Foods Business and sources leaf tobacco for the Cigarettes Business. The segment results for the quarter and half year ended 30.09.2001 were adversely impacted by the tobacco crop holiday in 2001-02.

(6) Total capital employed of Rs. 5138 Crores includes Rs. 874 Crores being legacy assets acquired by the Company as part and parcel of the schemes facilitating exit from the Financial Services and Edible Oil Businesses in 1997.

(7) Figures for the previous year have been recast to conform to current presentation.

Limited Review

The Limited Review, as required under Clause 41 of the Listing Agreement has been completed and the related Report forwarded to the Stock Exchanges. This Report does not have any impact on the above 'Results and Notes' for the six months ended 30th September, 2002 which need to be explained.

Registered Office :
Virginia House, 37 J.L. Nehru Road,
Kolkata 700 071, India
Dated : 24th October, 2002
Place : Kolkata, India

For and on behalf of the Board

Director

A. F. FERGUSON & CO.
CHARTERED ACCOUNTANTS

APEEJAY HOUSE
5th FLOOR, BLOCK 'B'
15 PARK STREET
KOLKATA - 700 016

The Board of Directors
ITC Limited
Virginia House
37 J L Nehru Road
Kolkata 700 071.

Dear Sirs,

LIMITED REVIEW REPORT

1. We have reviewed the financial results for the half year ended 30th September 2002 (interim financial information) reported in the accompanying Statement of "Unaudited Financial Results (Provisional) for the Quarter and Half Year ended 30th September 2002" (the Statement) of ITC Limited prepared by the company pursuant to Clause 41 of the Listing Agreement with the stock exchanges in India, which has been initialled by us for identification purposes. This Statement is the responsibility of the company's management and has been approved by the Board of Directors.

2. We conducted our limited review to obtain moderate assurance as to whether the information disclosed in the accompanying Statement is free of material misstatement. A limited review of interim financial information consists principally of applying analytical procedures to financial data and making enquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3. Based on the limited review conducted by us as aforesaid, nothing has come to our notice that causes us to believe that the accompanying Statement prepared in accordance with Accounting Standards and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed in respect of the results for the half year ended 30th September 2002, or that it contains any material misstatement.

For A. F. FERGUSON & CO.
Chartered Accountants
(A K Mahindra)
(Partner)

Kolkata 24 OCT 2002

TELEPHONE : 2298817, 2299256 • FAX : (033) 2264182 • E-MAIL : affkol@vsnl.net
BANGALORE • CHENNAI • HYDERABAD • JAMSHEDPUR • MUMBAI • NEW DELHI • PUNE • VADODARA
MIDDLE EAST ... U.A.E., MUSCAT, OMAN

ITC LIMITED
Unaudited Financial Results (Provisional)
for the Quarter and Half Year ended 30th September, 2002

(Rs. in Crore

		Quarter Ended 30.09.02	Quarter Ended 30.09.01	Half Year Ended 30.09.02	Half Year Ended 30.09.01	Twelve months Ended 31.3.2002
GROSS INCOME		2827.84	2461.91	5575.62	4833.57	9982.4
NET SALES TURNOVER	[1]	1470.30	1206.72	2878.32	2366.34	5059.2
OTHER INCOME	[2]	49.31	60.41	75.28	80.73	142.3
NET INCOME (1 + 2)		1519.61	1267.13	2953.60	2447.07	5201.5
Less:						
TOTAL EXPENDITURE	[3]	898.02	702.91	1737.59	1351.93	3155.9
a) (Increase) / decrease in stock-in-trade		40.62	(57.06)	(16.94)	(75.08)	(98.4
b) Consumption of raw materials, etc.		517.74	457.27	1107.84	867.57	1988.8
c) Staff cost		86.32	68.31	167.89	137.89	311.0
d) Other expenditure		253.34	234.39	478.80	421.55	954.4
INTEREST (Net)	[4]	8.43	17.45	16.98	39.12	66.9
DEPRECIATION	[5]	58.63	48.16	111.96	96.61	198.4
PROFIT BEFORE TAX (1+2-3-4-5)	[6]	554.53	498.61	1087.07	959.41	1780.2
Less:						
PROVISION FOR TAXATION	[7]	174.03	159.33	362.65	321.69	590.5
NET PROFIT (6-7)	[8]	380.50	339.28	724.42	637.72	1169.7
PAID UP EQUITY SHARE CAPITAL (Ordinary shares of Rs. 10 each)	[9]	247.51	247.51	247.51	247.51	247.5
RESERVES EXCLUDING REVALUATION RESERVES	[10]	-	-	-	-	4103.9
EARNINGS PER SHARE (Basic & Diluted) (Rs.)	[11]	15.37	13.71	29.27	25.77	48.0
AGGREGATE OF NON PROMOTER SHAREHOLDING	[12]					
- NUMBER OF SHARES		247511886	247511886	247511886	247511886	24751188
- PERCENTAGE OF SHAREHOLDING		100	100	100	100	10

Notes:

(i) The above results were approved at the meeting of the Board of Directors of the Company held on 24th October, 2002.

(ii) The underlying growth in profits for the reported periods is as follows :

	Quarter Ended 30.09.02	Half Year Ended 30.09.02
Profit Before Tax	17.19%	16.38%
Profit After Tax	14.14%	14.67%

The underlying growth rates have been computed after adjusting for the following in the respective quarters :

Quarter ended 30.09.01 : Interest income of Rs. 31.86 crores in respect of Income Tax refunds.

Quarter ended 30.09.02 : (a) Interest income of Rs. 7.55 crores in respect of Income Tax refunds.
(b) Income Tax credit in respect of earlier years of Rs. 13.07 crores.

(iii) Figures for the previous year have been restated wherever necessary to incorporate the impact of the amalgamation of the erstwhile ITC Bhadrachalam Paperboards Limited with the Company effective 01.04.2001.

(iv) Surya Nepal (Pvt.) Ltd. (formerly Surya Tobacco Co. (Pvt.) Ltd.) which is primarily in the business of manufacturing and marketing of cigarettes, became a subsidiary of the Company effective 20.08.2002 consequent to the Company increasing its shareholding from 49% to 59%.

(v) The above is as per Stock Exchange Regulations and does not take into account the excise issues disputed by the Company.

Registered Office:
Virginia House, 37 J.L.Nehru Road,
Kolkata - 700 071
India
Dated : 24th October, 2002
Place : Kolkata, India

For Identification
A.F. Ferguson & Co.

ITC LIMITED

Segment-wise Revenue, Results and Capital Employed for the Quarter and Half Year Ended 30th September, 2002

(Rs. in Crores)

	3 months ended 30.09.2002	3 months ended 30.09.2001	Half Year ended 30.09.2002	Half Year ended 30.09.2001	12 months ended 31.03.2002
1. Segment Revenue					
a) FMCG - Cigarettes	2207.69	2013.28	4412.54	4015.00	8020.92
- Others	16.20	5.20	26.72	7.48	22.06
Total FMCG	2223.89	2018.48	4439.26	4022.48	8042.98
b) Hotels	40.34	35.65	81.45	73.58	162.38
c) Agri Business	463.27	203.13	895.99	391.44	1147.78
d) Paperboards, Paper & Packaging	295.93	262.58	569.43	508.15	1031.01
Total	3023.43	2519.84	5986.13	4995.65	10384.15
Less : Inter-segment revenue	244.90	118.34	485.79	242.81	544.06
Gross sales / Income from operations	2778.53	2401.50	5500.34	4752.84	9840.09
2. Segment Results					
a) FMCG - Cigarettes	490.66	429.56	988.01	891.76	1693.11
- Others	(27.29)	(15.08)	(47.74)	(30.62)	(73.44)
Total FMCG	463.37	414.48	940.27	861.14	1619.67
b) Hotels	(0.32)	(3.45)	(0.28)	(2.75)	(0.50)
c) Agri Business	43.88	1.67	79.94	5.81	10.97
d) Paperboards, Paper & Packaging	58.47	48.80	105.00	79.77	162.17
Total	565.40	461.50	1124.93	943.97	1792.31
Less : i) Interest (Net)	8.43	17.45	16.98	39.12	66.91
ii) Other un-allocable expenditure net of un-allocable income	2.44	(54.56)	20.88	(54.56)	(54.86)
Total Profit Before Tax	554.53	498.61	1087.07	959.41	1780.26
3. Capital Employed					
a) FMCG - Cigarettes *			1516.12	1376.64	1634.65
- Others			66.64	27.80	58.00
Total FMCG			1582.76	1404.44	1692.65
b) Hotels			870.18	710.17	782.40
c) Agri Business			361.33	360.48	412.75
d) Paperboards, Paper & Packaging			1265.27	1094.65	1192.49
Total Segment Capital Employed			4079.54	3569.74	4080.29

* Before considering provision of Rs. 811 Crores (30.09.2001 - Rs. 523 Crores) in respect of disputed State taxes, the levy/collection of which has been stayed.

For identification
A.F. Ferguson & Co.

Notes

(1) The Company's corporate strategy aims at creating multiple drivers of growth anchored on its core competencies. The Company is currently focused on four business groups : FMCG, Hotels, Paperboards, Paper & Packaging, and Agri Business. The Company's organisational structure and governance processes are designed to support effective management of multiple businesses while retaining focus on each one of them.

(2) The business groups comprise the following :

FMCG : Cigarettes	- Cigarettes & Smoking mixtures.
: Others	- Branded Garments, Greeting Cards & Gifts, Packaged Foods and Matches sourced from the small scale sector.
Hotels	- Hoteliering.
Paperboards, Paper & Packaging	- Paperboards, Paper including Speciality Paper and Packaging.
Agri Business	- Agri commodities such as rice, soya, wheat, coffee and leaf tobacco.

(3) Branded Garments, Greeting Cards & Gifts, Packaged Foods and Matches constitute new business activities. Accordingly segment results largely reflect start up and business development costs.

(4) In its Hotels business, the Company has been engaged in implementing its strategic investment plans to complete the ITC Welcomgroup chain. Capital employed of Rs. 870 Crores (30.09.2001 - Rs. 710 Crores) includes Rs. 764 Crores (30.09.2001 - Rs. 611 Crores) relating to the recently opened hotels, namely ITC One at the ITC Maurya Sheraton in New Delhi and ITC Grand Maratha in Mumbai, as well as capital work in progress in respect of hotels under construction.

The segment results reflect the gestation cost of the newly opened hotels, the impact of the global slump in international travel, the adverse effect of travel advisories and the holding cost in respect of Searock Sheraton which has been the subject matter of a prolonged legal dispute.

The segment results for the quarter and half year ended 30.09.2002 is net of a one time charge of Rs. 0.84 crore relating to an earlier period in respect of property taxes.

(5) The Company's Agri Business markets agri commodities in the domestic and export markets; supplies agri raw materials to the Branded Packaged Foods Business and sources leaf tobacco for the Cigarettes Business. The segment results for the quarter and half year ended 30.09.2001 were adversely impacted by the tobacco crop holiday in 2001-02.

(6) Total capital employed of Rs. 5138 Crores includes Rs. 874 Crores being legacy assets acquired by the Company as part and parcel of the schemes facilitating exit from the Financial Services and Edible Oil Businesses in 1997.

(7) Figures for the previous year have been recast to conform to current presentation.

For Identification
A.F. Ferguson & Co.

For and on behalf of the Board

Director